SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled “Telecomunicações de São Paulo S.A. – Telesp – Relevant Fact” dated on April 28, 2006	3

2.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the Minutes of the 23rd Extraordinary General Shareholders’ Meeting” dated on April 28, 2006	4

3.	Annex entitled “Telecomunicações de São Paulo S.A. – Bylaws”	1/17

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact

April 28, 2006 (01 page)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	dgomes@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo, Brazil – April 28, 2006) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the following Relevant Fact:

Telecomunicações de São Paulo S.A. – TELESP (“TELESP”), Telefônica Data Brasil Holding S.A. (“TDBH”) and Telefônica Empresas S.A. (“T EMPRESAS” and, in addition with TELESP and TDBH, the “Companies”), according to the CVM Instructions #319/99 and 358/02, inform their shareholders and the market in general that, on the present date, the Extraordinary General Shareholders’ Meetings of the Companies were held, which approved (a) the merger of TDBH into TELESP and (b) the partial spin-off of T EMPRESAS with the spun-off part of the net equity merged into TELESP.

Due to a legal injunction against TDBH filed at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by shareholders represented by Hedging-Griffo Corretora de Valores S.A., the execution of the General Shareholders’ Meeting of TDBH was authorized by the Judiciary but its effects are temporarily suspended until the decision is studied in further details by the Appeal Judge of the Appeal #445.590-4/3, in progress at the 10th Chamber of Private Law of the Justice Tribunal of the state of São Paulo.

São Paulo, April 28, 2006

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Pedro Lucas Antón Lázaro

Investor Relations Director

TELEFÔNICA DATA BRASIL HOLDING S.A.

Gilmar Roberto Pereira Camurra

Investor Relations Director

TELEFÔNICA EMPRESAS S.A.

Roberto José Maris de Medeiros

Director-President

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Minutes of the 23rd Extraordinary General Shareholders’ Meeting

April 28, 2006 (07 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	dgomes@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo, Brazil – April 28, 2006) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006:

1. Date, Time and Venue of the Meeting: April 28, 2006, at 16:00 hours, at the Company’s headquarters located at Rua Martiniano de Carvalho 851 in the Capital of the State of São Paulo, state of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Diário Oficial do Estado de São Paulo, issues of March 29, 30 and 31, 2006 (pages 85, 75 and 06, respectively) and Gazeta Mercantil, issues of March 29, 30 and 31, 2006 (pages A-06, A-08 and A-14, respectively). Moreover, in order to comply with CVM Instructions # 319/99 and 358/02, a Relevant Fact was published in the newspapers Diário Oficial do Estado de São Paulo, issue of March 11, 2006 (pages 03 and 04), Gazeta Mercantil, weekend issue of March 10, 11 and 12, 2006 (page A-07) and Valor Econômico, weekend issue of March 10, 11 and 12, 2006 (page B-05).

3. Agenda:

I.	To approve the appointment and hiring of the following specialized companies, assigned by the managements of the Company, Telefônica Data Brasil Holding S.A. (“TDBH”) and Telefônica Empresas S.A. (“T EMPRESAS”) to prepare the necessary appraisals to deliberate about the merger of TDBH into TELESP (“Merger”), and the partial spin-off of T EMPRESAS, while the spun-off part of the net equity (“Spin-Off”) will be merged into the Company, as announced in the relevant fact published on March 09, 2006: (i) Hirashima & Associados Ltda, responsible for a) the accounting appraisal of the net equity of TDBH; and b) the accounting appraisal of the spun-off part of the net equity of T EMPRESAS; (ii) NM Rothschild & Sons (Brasil) Ltda, responsible for the economic and financial analysis of TDBH and the Company, in order to determine the exchange ratio of shares of TBDH by new shares of the Company; and (iii) KPMG Corporate Finance Ltda., responsible for the appraisals, at market prices, of the net equity of TDBH and the Company, in order to compare the calculations for the exchange ratio of shares of TBDH by shares of the Company, in accordance with the established in article 264 of the Law 6404/76;

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

II.	To analyze and deliberate on the appraisal opinions issued by the specialized companies mentioned in item (I) above that are annexes to the “Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações de São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A.” (“Contract”);

III.	To analyze and deliberate on the Contract, the merger of TDBH into the Company and the spin-off of T EMPRESAS, being the spun-off part of the net equity merged into the Company; and

IV.	To deliberate on the increase of the capital stock of the Company as a result of the merger, with the subsequent modification of the heading of article 5 of the Company’s bylaws, as well as the consolidation of the Company’s bylaws.

4. Attendance: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, thus granting the legal “quorum” for the installation and deliberation of the issues in the agenda, in accordance with the signatures in the Shareholders Attendance Book No. 2, pages 09 and 09 overleaf. In order to comply with the established in article 164 of the Law 6404/76, the presence of Mr. Wolney Querino Schuler Carvalho, member of the Audit Committee of the Company was registered. The following presences were also registered: Mr. Fernando Xavier Ferreira, Chairman of the Board of Directors of the Company and representative of Telefônica Data Brasil Holding S.A., a company with headquarters located in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima 1188, registered under CNPJ/MF #04.295.166/0001-33, in accordance with the Minutes of the 5th Extraordinary General Shareholder’s Meeting held on this date; Mr. Pedro Lucas Antón Lázaro, Vice-President of Management Control and Finance and Investor Relations Director of the Company; Mr. Gilmar Roberto Pereira Camurra, Vice-President of Financial Planning of the Company; Mr. Taiki Hirashima, representative of Hirashima & Associados Ltda.; Mr. Luiz Otávio Coutinho Muniz, representative of NM Rotschild & Sons (Brasil) Ltda.; Mr. Luiz Augusto Motta and Mr. Luis Renato Guimarães Pereira, representatives of KPGM Corporate Finance Ltda.; Mr. Roberto José Maris de Medeiros, representative of Telefônica Empresas S.A., a company with headquarters located in the city of Barueri, state of São Paulo, at Av. Tamboré 341 and 371, registered under CNPJ/MF #04.027.547/0001-31, according to the Minutes of the 19th Extraordinary General Shareholders’ Meeting held on this date; Mr Luiz Carlos Marques representative of Ernst & Young Auditores Independentes; and the legal counselors of the Company and members of Pinheiro Neto Advogados, Mr. Carlos Alberto Moreira Lima Junior and Mr. Miguel Tornovsky.

5. Presiding Officers: Mr. Fernando Xavier Ferreira – Chairman and João Carlos de Almeida – Secretary.

6. Opinion of the Audit Committee: The Audit Committee of the Company, through Opinion #02/2006 issued on March 09, 2006, issued a favorable opinion for: (i) the Contract, according to the established in articles 224, 225, 227, 229 and 264 of the Law 6404/76 and CVM Instruction #319/99; (ii) the approval of the appraisal opinions, that constitute annexes to the Contract and were issued by the specialized companies; and (iii) the approval of the terms and conditions of the Contract by the General Shareholders’ Meeting of the Company.

7. Clarifications:

I.	The Chairman clarified that the minutes of the meeting would be issued as a summary of the facts, only including the transcription of the resolutions taken, in accordance with the established on article 130, paragraph 1 of the Law 6404/76 and informed that documents or proposals, declarations of vote or disagreement about the topics to be debated should be presented to the Presiding Officers in written form, authenticated by the Secretary and archived at the Company’s headquarters.

II.	The Chairman informed that the documents related to the topics to be debated were with the Presiding Officers and such documents had been put at the shareholders’ disposal in the terms of CVM Instruction 319/99 since the date of the publication of the Relevant Fact that established the conditions of the operation.

III.	Finally, the Chairman informed that on April 27, 2006, TDBH received a subpoena regarding a ruling issued by the Honorable Judge of the 14th Circuit of the Central Forum of the capital of the state of São Paulo (MM. Juiz de Direito da 14[a] Vara Cível do Foro Central da Capital do Estado de São Paulo), as a result of a legal injunction filed by a group of shareholders of the Company, represented by Hedging Griffo Corretora de Valores Mobiliários S.A. Said ruling granted “the power to suspend the call notice for the general shareholders’ meeting schedule for April 28, 2006” until determined documents were presented to the plaintiffs. TDBH presented an appeal against said legal injunction and, on the same day April 27, 2006, the Company, through its lawyers, was informed of the decision issued by the Appeal Court Judge Hon. Carvalho Viana on the legal proceedings of the Appeal #448.590-4/3 “allowing the holding of the meeting tomorrow, but suspending the immediate implementation of its effects, until a detailed analysis is carried out to fully understand the matter”. The Chairman informed that, despite the fact that the Company is not an interested party in the legal injunction and therefore not subject to its effects, it is not possible to implement the Merger in the terms approved in the Contract before the merger of TDBH into Telesp is approved, without limitations. Therefore, the Chairman proposed that the effects of the resolutions taken by the current Meeting are suspended until there is a favorable decision for TDBH regarding the legal injunction or its respective appeal, which was unanimously approved. The Chairman even proposed that in the case that the Extraordinary General Shareholders’ Meeting of TDBH, held on the same date, is total or partially annulled, canceled or revoked, the resolutions taken by the current Extraordinary General Shareholders’ Meeting will be automatically considered canceled. Lastly, the Chairman clarified that the result of the referred legal dispute and its effects on the proposed operation will be informed to the shareholders through a notice to the shareholders to be published according to the Law and applicable legislation for disclosing relevant information.

8. Resolutions: The topics of the Agenda were put for discussion and the following resolutions were approved, by the unanimous vote of the present shareholders:

I.

The meeting approved and ratified the appointment and hiring of the following specialized companies, assigned by the managements of the Company, TDBH and T EMPRESAS to prepare the necessary appraisals to deliberate about the Merger and Spin-Off: (i) Hirashima & Associados Ltda, a limited company with headquarters located in the city of São Paulo, state of São Paulo, at Rua Flórida #1758, conjunto 11, registered under CNPJ/MF #005.215.691/0001-64 and under C.R.C./SP #2SP022465/O-4 (“Hirashima”), responsible for a) the accounting appraisal of the net equity of TDBH as of December 31, 2005 – base date set for the Merger, that will provide the basis for the capital stock increase of the Company resulting from the Merger; and b) the accounting appraisal of the spun-off part of the net equity of T EMPRESAS as of December 31, 2005 – base date set for the Spin-Off, that provided the basis for the capital stock reduction of T Empresas resulting from the Spin-Off; (ii) NM Rothschild & Sons (Brasil) Ltda, with headquarters located in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima #2055, 18th Floor, São Paulo, registered under CNPJ/MF #32.210.791/0001-70 (“Rothschild”), responsible for the economic and financial analysis of TDBH and the Company, in order to determine the exchange ratio of shares of TBDH – which will be extinct as a result of the Merger—by new shares of the Company; and (iii) KPMG Corporate Finance Ltda., with headquarters located in the city of São Paulo, state of São Paulo, at Rua Dr. Renato Paes de Barros nº 33, 2nd Floor, registered under CNPJ/MF #48.883.938/0001-23 (“KPMG”), responsible for the appraisals, at market prices, of the net equity of TDBH and the Company, according to the same criteria and for the same base date (December 31, 2005), based on the audited financial statements of TDBH and the Company, in order to compare the calculations for the exchange ratio of the shares of

TBDH by shares of the Company, in accordance with the established in article 264 of the Law 6404/76;

II.	(1) After due examination and discussion, the Meeting approved, without any observations, the Appraisal of the Net Equity of TDBH, issued on March 06, 2006 by Hirashima, which constitutes Annex I of the Contract. The appraisal executed by Hirashima was made using the accounting principle of measuring the net equity value of TDBH, based on the constant elements of its balance sheet as of December 31, 2005, audited by Ernst & Young Auditores Independentes S.S. (“Ernst & Young”). According to the accounting appraisal, the net equity value of TDBH, as of December 31, 2005, was R$ 597,164,881.58 (five hundred ninety seven million, one hundred sixty four thousand, eight hundred eighty one Reais and fifty eight cents), which will be merged into the net equity of the Company. (2) After due examination and discussion, the Meeting approved, without any observations, the Appraisal of the Accounting Value for the Purpose of the Spin-Off and Merger of T EMPRESAS, issued on March 06, 2006 by Hirashima, which constitutes Annex II of the Contract. The appraisal executed by Hirashima was made using the accounting principle of measuring the net equity value of T EMPRESAS, based on the constant elements of its balance sheet as of December 31, 2005, audited by Ernst & Young. According to the accounting appraisal, the net equity value of T EMPRESAS, as of December 31, 2005, was R$ 304,234,227.25 (three hundred four million, two hundred thirty four thousand, two hundred twenty seven Reais and twenty five cents) and the accounting equity value of the spun-off part was R$ 273,797,261.22 (two hundred seventy three million, seven hundred ninety seven thousand, two hundred sixty one Reais and twenty two cents). (3) After due examination and discussion, the Meeting approved the Appraisals of the Net Equities at Market Prices for TDBH and the Company issued on March 06, 2006, which constitute Annex IV and Annex V of the Contract. Such appraisals were issued following the same criteria and using the same base date (December 31, 2005), and based on the audited financial statements of TDBH and the Company, resulting in the following exchange ratio (exclusively for the purposes of article 264 of the Law 6404/76): (i) 1 (one) common share of the Company for each group of 88,258 (eighty eight thousand, two hundred fifty eight) common shares of TDBH; (ii) 1 (one) preferred share of the Company for each group of 88,258 (eighty eight thousand, two hundred fifty eight) preferred shares of TDBH; and (iii) 1 (one) American Depositary Share (“ADS”) of the Company for each group of 1.76516 ADSs of TDBH, considering that each ADS of TDBH represents 50,000 (fifty thousand) preferred shares of TDBH. (4) After due examination and discussion, the Meeting approved Appraisal Report of TDBH and the Company, previously presented by Rothschild, which constitutes Annex III of the Contract, using the discounted free cash flow method, aiming to provide support for the process of determining the exchange ratio of shares of TDBH by shares of the Company, according to the established by article 31 of the Bylaws of TDBH and the Company. Using the middle point of the value range determined by Rothschild, the following exchange ratio is found: (i) 1 (one) common share of the Company for each group of 75,389 (seventy five thousand, three hundred eighty nine) common shares of TDBH; (ii) 1 (one) preferred share of the Company for each group of 75,389 (seventy five thousand, three hundred eighty nine) preferred shares of TDBH; and (iii) 1 (one) American Depositary Share (“ADS”) of the Company for each group of 1.50778 ADSs of TDBH, considering that each ADS of TDBH represents 50,000 (fifty thousand) preferred shares of TDBH

III.

(1) After due examination and discussion, the Meeting approved, without any observations, the Contract dated on March 09, 2006, including the objectives, basis and all the conditions related to the Merger and Spin-Off, contract that was prepared following the established in articles 224, 225, 227, 229 and 264 of the Law 6404/76 and CVM Instruction 319/99. This document, which was presented by the Secretary and examined by the present people, constitutes part of these minutes, as Annex 1. Therefore, the exchange ratio referred in item II (4) above and item 5.4 of the contract was approved. It was explained that the exchange ratio of the shares of TDBH and the Company is considered fair for the shareholders of both companies, since it was determined within the values of the respective companies and based on the financial analysis prepared by Rothschild, an independent financial institution with international reputation and with great experience in the preparation of economical and financial appraisals, which confirmed that a fair treatment was being given to all the shareholders. Following the terms of the Contract, the shareholders were informed that in case the shareholders of TDBH, due to the exchange ratio, have the right to a fraction of a share of the Company, they will be paid pro rata of their respective fractions. The amount paid will be the net value at market prices of the grouped fractions, determined in an auction (or auctions if needed) to be held at BOVESPA. Such payment to the shareholders of TDBH will be carried out up to 5 (five) business days after the last auction takes place. (2) As a result of the resolutions now taken and complying with the established in item 7.III above, the merger of TDBH into the Company was approved in the terms and conditions established in the Contract approved in item III (1) above, with the consequent extinction, for legal purposes, of TDBH and the transfer to the Company of all the assets, rights and obligations of TDBH, observing any disposition on the contrary in the Contract. It was established that, with the Merger of TDBH and its consequent extinction, the Company will be the overall legal successor of TDBH, in all its rights and obligations. Therefore, the shareholders of the Company authorize its managers to execute all necessary acts for the effective formalization of the Merger now discussed. (3) Complying with the established in item 7.III above, the Spin-Off and merger into the Company of the spun-off part of the net equity was approved in the terms and conditions established in the Contract approved in item III (1) above, while all the elements of the assets and liabilities described in the transfer balance sheet present in the Appraisal of the Accounting Value for the Purpose of the Spin-Off and Merger, referred in item II (2) above will become part of the Company. According to the established in said accounting appraisal, the net accounting equity of T EMPRESAS to be merged into the Company was R$273,797,261.22 (two hundred seventy three million, seven hundred ninety seven thousand, two hundred sixty one Reais and twenty two cents) as of December 31, 2005. Considering that as a result of the Merger approved in the terms of item III (2) above, T EMPRESAS, at the time of the merger of the spun-off part of the net equity, is a fully owned subsidiary of the Company, the transfer to the Company of the spun-off part of the equity will be carried out through a reduction of the account investment in fixed assets and the transfer to the Company of the elements of the assets and liabilities contained in the transfer balance sheet, part of the Appraisal of the Accounting Value for the Purpose of the Spin-Off and Merger, referred in item II (2) above, without any increase or reduction of the net equity of the Company or in the number of shares that compose its capital stock. It was explained that the Spin-Off is considered fair for the shareholders of the Company and T EMPRESAS, since at this moment, T Empresas is a fully owned subsidiary of the Company and therefore, the transfer of the assets and liabilities of T Empresas by their accounting value does not imply any loss for the Shareholders of the Company. Following the terms of the sole paragraph of article 233 of the Law 6404/76, it was established that the Company will only be responsible for the obligations that are expressly transferred to it in the terms of the Contract and of the transfer balance sheet contained in the Appraisal of the Accounting Value for the Purpose of the Spin-Off and Merger, referred in item II (2) above, without being responsible for T EMPRESAS. Complying with the established in item 7.III above, the shareholders of the Company authorize its managers to execute all necessary acts for the effective formalization of the Spin-Off now discussed, with the merger of the spun-off part of the net equity into the Company.

IV.

(1) As a result of the Merger approved in the terms of Item III (2) above and considering that a part of the net equity of TDBH corresponding to a direct ownership of the Company in TDBH must not be part of the increase in the capital stock, it was approved that the capital stock of the Company be increased in R$597,124,147.33 (five hundred ninety seven million, one hundred twenty four thousand, one hundred forty seven Reais and thirty three cents) and therefore, the capital stock will increase from R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven Reais and eighty eight cents) to R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents). This increase is subscribed and fully paid-in by the shareholders of TDBH, in accordance with their respective stakes, through the transfer of the net equity of TDBH to the Company, considering its accounting value. Bearing in mind the exchange ratio approved in item III (1) above, 4,758,172 (four million, seven hundred fifty eight thousand, one hundred seventy two) common shares and 9,449,209 (nine million, four hundred forty nine thousand, two hundred nine) preferred shares of the Company will be issued, all of them book-entry shares without par value and identical to the ones already in circulation. Those shares will be distributed in exchange of the common and preferred shares of TDBH, according to the exchange ratio referred in item II (4) above and item 5.4 of the Contract, with the exception of the shares owned by the Company, whose shares in TDBH will be canceled, or in the case of the shareholders of TDBH that exercise the right of withdrawal. (2) In light of the increase in the capital stock now approved, the Meeting approved the modification of the heading of article 5 of the Company’s Bylaws, that will now have the following wording: “Art. 5 – The subscribed capital stock, which is fully paid-in, is R$ 6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents) divided into 506,237,272 (five hundred six million, two hundred thirty seven thousand, two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand, eight hundred seventy) are common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand, four hundred two) are preferred shares, all of them book-entry shares without par value.” (3) Finally, the Meeting approved the consolidation of the Company’s Bylaws in the terms of Annex 2 to these minutes.

9. Closing of the Meeting: At the end of the meeting, the President yielded the floor for anyone wishing to speak. Since there was no one requesting the floor and as there were no more subjects to be discussed, the meeting was ended and these minutes were drawn up as a summary of events and it was approved that they are to be published without the signatures of the shareholders, according to the paragraphs 1 and 2 of article 130 of the Law 6404/76. After the meeting, the minutes were read and, as found in accordance, were approved and signed by the attendants.

Presiding Officers

Mr. Fernando Xavier Ferreira – Chairman

Mr. João Carlos de Almeida – Secretary

Shareholders

SP Telecomunicações Holding Ltda. – represented by Mr. Gustavo Fleichman and Mr. Gilmar Roberto Pereira Camurra

Telefónica Internacional S.A. – represented by Mr. Gustavo Fleichman and Mr. Gilmar Roberto Pereira Camurra

Norges Bank – represented by HSBC Banco Múltiplo S.A. in the person of Mr. Marco Antonio Iamnhuk

Philips Electronics North America Corporation Master Retirement Trust – represented by Citibank N.A. in the person of Mr. Marco Antonio Iamnhuk

The Bank of New York – represented by Banco Itaú in the person of Mr. Renato Mauro Richter

Mr. Wolney Querino Schuler Carvalho – member of the Audit Committee of the Company

Other attendants:

Telefônica Data Brasil Holding S.A. – represented by Mr. Fernando Xavier Ferreira

Telefônica Empresas S.A. – represented by Roberto José Maris de Medeiros

Mr. Pedro Lucas Antón Lázaro – Vice-President of Management Control and Finance and Investor Relations Director of the Company

Mr. Gilmar Roberto Pereira Camurra – Vice-President of Financial Planning of the Company

Hirashima & Associados Ltda – represented by Mr. Taiki Hirashima

NM Rotschild & Sons (Brasil) Ltda – represented by Mr. Luis Otávio Coutinho Muniz

KPGM Corporate Finance Ltda – represented by Mr. Luiz Augusto Motta and Mr. Luis Renato Guimarães Pereira

Ernst & Young Auditores Independentes S.S.– represented by Mr Luiz Carlos Marques

Pinheiro Neto Advogados – represented by Mr. Carlos Alberto Moreira Lima Junior and Mr. Miguel Tornovsky

Ms. Leila Alves

Note:	The Contract and all its annexes were filed on March 14, 2006.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

BYLAWS

CHAPTER I – FEATURES OF THE COMPANY

LEGALFORM

Art. 1 – Telecomunicações de São Paulo S.A. – TELESP is a joint stock corporation governed by these Bylaws and by other applicable legal provisions, established for an indefinite period of time.

BUSINESS PURPOSE

Art. 2 – The Company’s business purpose is:

(a)	Engagement in telecommunication services; and

(b)	To develop the activities required for or useful to the rendering of these services, pursuant to concessions, authorizations and permits extended to it.

Sole Paragraph – In order to attain its purpose, the Company may incorporate into its equity third party’s property and rights, as well as:

I – participate in the capital stock of other companies, in order to comply with the national telecommunications policy;

II – organize wholly owned subsidiaries so as to carry out the activities set forth in its business purpose and recommend that they be decentralized;

III – promote the importation of goods and services required to carry out the activities set forth in its business purpose;

IV – render technical assistance services to the companies belonging to the telecommunications sector, carrying out common interest activities;

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 1/17

V – carry out study and research activities, in order do develop the telecommunications sector;

VI – enter into agreements with other companies that operate telecommunication services, or any individuals or entities, in order to ensure the operation of the services, without prejudice to duties and responsibilities;

VII – perform other related activities assigned to it by the National Telecommunications Agency – ANATEL; and

VIII – trade equipment and material required for or useful to the operation of telecommunication services.

HEAD OFFICE

Art. 3 – The Company has its head office in the State of São Paulo and may, by decision of the Board of Directors, open and close branches, agencies and branch offices, offices, departments and representation in any part of the Brazilian territory or abroad.

CHAPTER II - CAPITAL STOCK

AUTHORIZED CAPITAL

Art. 4 – The Company is authorized to increase its capital stock up to the limit of 700,000,000 (seven hundred million) shares, either common or preferred, with the Board of Directors being the body that is competent to resolve as to the increase and the resulting issue of new shares, within the limit of the authorized capital.

Paragraph One – When increasing capital, there is no requirement of maintaining the proportion between the number of shares of each class; however there shall be observance of the requirement that the number of preferred shares, with no voting rights or with restricted voting rights, may not surpass 2/3 of the shares issued.

Paragraph Two – The shareholders shall have the right of first refusal for the subscription of increase in the capital stock, in proportion to the number of shares that they hold. By resolution of the Board of Directors, the right of first refusal may be eliminated for the issuance of shares, convertible debentures and subscription bonuses placed for sale on the Stock Exchange or by public subscription, exchange of shares in a public offer for acquisition of control, on the terms of the Articles 257 and 263 of the Corporate Law, as well as for benefiting from tax incentives, on the terms of specific legislation, as permitted by Article 172 of Law No. 6404/76.

SUBSCRIBED CAPITAL

Art. 5 – The subscribed capital stock, which is fully paid-in, is R$ 6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 2/17

hundred fifty nine Reais and twenty one cents) divided into 506,237,272 (five hundred six million, two hundred thirty seven thousand, two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand, eight hundred seventy) are common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand, four hundred two) are preferred shares, all of them book-entry shares without par value.

Sole Paragraph – The shares shall be maintained in a depositary account with a financial institution in the name of their titleholders, without issuance of certificates.

CHAPTER III – SHARES

COMMON SHARES

Art. 6 – Each common share corresponds to one vote in the Shareholders’ Meetings.

PREFERRED SHARES

Art. 7 – Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share.

Sole Paragraph – Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid.

CHAPTER IV – GENERAL SHAREHOLDERS’ MEETING

Art. 8 – General Shareholders’ Meetings shall be held: (i) on a regular basis, once a year, within the first four (4) months following the closing of each fiscal year, on the terms of Article 132 of Law No. 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in these Bylaws, or when applicable legislation should so require.

Sole Paragraph – General Shareholders’ Meetings shall be called by the Board of Directors, it being incumbent upon the Chairperson of the mentioned body to provide support to the relevant act.

Art. 9 – Subject to prior approval by the General Shareholders’ Meetings are (i) the execution of agreements with related parties, whose terms or conditions are more expensive to the Company than the ones normally adopted by the market when signing contracts of the same nature. In any case, the established on the article 117 of the Law #6404/76 shall be observed; and (ii) the execution of management services agreements, including technical service, with foreign companies related to the

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 3/17

Company’s controlling shareholder, in which cases the holders of preferred shares shall have voting rights.

Sole Paragraph: In addition to the matters referred to in the heading of this Article, the preferred shares shall have voting rights (i) for election of one (1) member of the Board of Directors, in separate voting, and (ii) for resolutions related to amendments to the Bylaws aiming at suppressing the right of election, in separate voting, by holders of preferred shares, of one (1) member of the Board of Directors.

Art. 10 – Without impairment to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall have voting rights in the general meetings resolutions referred to in Article 9, as well as to those relative to amendment or revocation of the following Bylaws provisions:

I - Article 9;

II - Sole Paragraph of Article 11; and

III - Article 31.

Art. 11 – The General Shareholders’ Meetings shall be chaired by the Chairperson the Board of Directors, who shall appoint the Secretary from among those present. In the event of absence of the Chairperson of the Board of Directors, the shareholders shall choose the Chairperson and the Secretary.

Sole Paragraph – In the cases provided for in Article 136 of Law No. 6.404/76, the first calling notice for the General Shareholders’ Meetings shall be published at least thirty (30) days in advance and at least ten (10) days in advance for the second calling notice.

Art. 12 – Only shareholders whose shares are registered in their name in the proper book, up to seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may participate and vote in the General Shareholders’ Meetings.

Paragraph One – The calling notice may require that the presence of the shareholder in the Meeting be contingent upon deposit, in the Company’s head office, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company’s shares, up to seventy-two (72) hours prior to the scheduled date for the General Shareholders’ Meeting.

Paragraph Two – The calling notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon deposit of the relevant instrument of power of attorney at the Company’s head office, at least seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting.

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 4/17

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 13 – The Company shall be managed by the Board of Directors and by the Executive Board, with the attributions conferred to them by law and by these Bylaws. The relevant members shall be elected for a term of office of three (3) years, to which they may be re-elected, and they are released from posting bond for the performance of their functions.

Paragraph One – All members of the Board of Directors and of the Executive Board shall take office by signing the relevant instruments, remaining in their respective offices up to when their successors effectively take office.

Paragraph Two – The General Shareholders’ Meeting shall set the overall remuneration of the Company’s officers, including benefits of any kind and entertainment allowances, while the Board of Directors shall be competent to distribute the remuneration among its members and the members of the Executive Board.

Paragraph Three – General Shareholders’ Meeting may ascribe profit sharing to the officers of the Company, provided the provisions of Article 152, Paragraph One and Paragraph Two of Law No. 6.404/76 are observed, following a proposal presented by the Company’s administration.

Paragraph Four – The Company and its controlling shareholder shall maintain, throughout the term of concession and its term of renewal, effective existence, on Brazilian territory, of centers for resolution and implementation of the strategic, management and technical decisions involved in the performance of the concession agreements to which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 14 – The Board of Directors shall be made up of at least five (5) and at most fifteen (15) members, all of them shareholders of the Company, who may be elected to and removed from the body by a general shareholders’ meeting, with due regard for applicable legislation, included in such number the member elected by the holders of preferred shares on the terms of the provisions of the Sole Paragraph of Article 9 of these Bylaws and the member elected by the minority shareholders, if applicable.

Sole Paragraph – The Board of Directors shall appoint, from among its members, the Chairperson of the Board, or his/her substitute in the case of vacancy. At the Board of Directors’ discretion, a Vice-Chairperson may be appointed and/or removed from office.

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 5/17

SUBSTITUTION

Art. 15 – In the event of impediment or absence of the Chairperson of the Board of Directors, he/she shall be substituted by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson shall be substituted by another member of the Board indicated by him/her.

Paragraph One – In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent member shall indicate his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and resolve in the meeting to which he/she will not be able to attend, on the terms of the provisions of Paragraph Three of Article 19 of these Bylaws.

Paragraph Two – Members of the Board of Directors who indicate representatives, as provided in the previous Paragraph, shall be considered for all purposes as having attended the relevant meeting.

Art. 16 – In the event of vacancy in the offices of the members of the Board of Directors, resulting in a number of members lower than provided for in Article 14 above, a General Shareholders’ Meeting shall be called to elect the substitutes.

INCUMBENCIES

Art. 17 – It is incumbent upon the Board of Directors to:

I - set the general guidelines for the Company’s business;

II - approve the Company’s budget and annual business plan;

III - call the General Shareholders’ Meetings;

IV - approve the Company’s financial statements and management report, submitting them to the General Shareholders’ Meeting;

V - elect or remove from office, at any time, the members of the Executive Board, establishing their attributions, with due regard for legal and statutory provisions;

VI - control the management by the Company’s Executive Officers, examining, at any time, the Company’s books, requesting information on agreements executed or that are about to be executed, or any other acts;

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 6/17

VII - approve the Company’s internal rulings, defining its organizational structure and detailing the respective incumbencies, with due regard for legal and statutory provisions;

VIII - approve and amend the internal rules of the Board of Directors;

IX - resolve as to the issuance of shares by the Company, involving increase in capital, within the limit of authorized capital, defining the terms and conditions of such issuance;

X - resolve as to the issuance of subscription bonuses;

XI - resolve, as delegated by the General Shareholders’ Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

XII - resolve as to the issuance of promissory notes for public distribution (“Commercial Papers”) and as to the submitting the Company’s shares to a system of deposit for trading of the respective certificates (“Depositary Receipts”);

XIII - authorize the acquisition of shares issued by the Company, for cancellation or custody in the Treasury for subsequent sale;

XIV - authorize the sale of real estate property and of assets that are directly linked to the public telecommunication services, when operative, as well as constitution of mortgage encumbrances and granting of guarantees for liabilities of third parties;

XV - approve the assumption of any obligation not provided for in the Company’s budget for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00)

XVI - authorize the execution of agreements, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVII - approve investments and acquisition of assets, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVIII - authorize the acquisition of equity participation on a permanent basis in other companies and the encumbrance or sale of equity participation;

XIX - approve the distribution of interim dividends;

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 7/17

XX - choose or remove the independent auditors;

XXI - indicate or remove the Chief Internal Auditor;

XXII - approve the jobs and compensation plan, the Company’s rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing the Company’s employees’ categories and adherence to the policy of, or disassociation from, pension plans.

Sole Paragraph – The sale of real estate property and assets linked to the providing of public telecommunication services, when operative, shall be approved by the Board of Directors case by case; the sale of other assets of the Company, including those related to public telecommunication services that are deactivated and/or inoperable, shall observe the limits, forms and levels of authorization established by an internal normative instrument approved by the Board of Directors, to be implemented by the Executive Board.

Art. 18 – The specific attributions of the Chairperson of the Board of Directors are: (a) represent the Board of Directors in the General Shareholders’ Meetings; (b) chair they General Shareholders’ Meetings and choose the Secretary among those presents; and (c) call for and chair the meetings of the Board of Directors.

MEETINGS

Art. 19 – The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, by calling notice from its Chairperson, with minutes being drawn up on its resolutions.

Paragraph One – The meetings of the Board shall be called for in writing, at least forty-eight (48) hours in advance and the calling notice shall indicate the agenda and the matters to be discussed in the relevant meeting.

Paragraph Two – The Board of Directors shall resolve by majority vote, provided the majority of its members in office are present, with the Chairperson having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Three – Any Member of the Board may be represented by another Member in meetings to which he/she is not able to attend, provided the instrument of delegation of representation is drawn up in writing and signed.

EXECUTIVE BOARD

COMPOSITION

Art. 20 – The Executive Board shall be made up of at least 3 (three) and at most 10 (ten) members, who may or not be shareholders, who are resident in Brazil, to be

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 8/17

elected by the Board of Directors, as follows: (a) President; (b) Vice-President of Financial Planning; (c) Chief Executive Officer; (d) Vice-Presidency of Management Control and Finance; (e) Vice-Presidency of Network Services; (f) Vice-Presidency of Small and Medium Enterprises Segment; (g) Vice-President of Residential Segment; (h) Vice-President of Human Resources; (i) Vice-Presidency of Commercial and Administrative Services; (j) Vice-President of Wholesale Segment and Regulation.

Paragraph One – The Vice-President of Financial Planning and the Chief Executive Officer shall report to the President, while the other Vice-Presidents shall report to the Chief Executive Officer.” The wording of paragraph two of article 20 remains unchanged.

Paragraph Two – One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.”

Art. 21 – In the event of absences or temporary impediments, it shall be incumbent upon the President to designate from among the members of the Executive Board his/her substitute as well as of the substitutes for the Vice-Presidents. In the event of a vacancy in an Executive Board office, the relevant substitution shall be resolved by the Board of Directors.

COLLEGIATE AUTHORITY OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

Art. 22 – The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Board to collectively:

I.	To propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

II.	To submit for approval of the Board of Directors the sale or encumbrance of real estate property owned by the Company, and of assets that are linked directly with providing public telecommunication services, when operative, as well as authorize, within the limits established by the Board of Directors in an internal normative instrument, the sale or encumbrance of other permanent assets, including those linked to public telecommunication services that may be deactivated or inoperable;

III.	To prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the application of excess funds, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 9/17

IV.	Whenever applicable, perform the following acts, within the limits set by the Board of Directors: (a) ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans; and

V.	To approve the execution of other agreements not mentioned above, according to the limits established by the Board of Directors.

Paragraph One – The resolutions of the Executive Board shall be taken by majority vote, provided the majority of its members are present, with the President having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Two – With due regard for the provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of 2 (two) Executive Officers, except in emergencies, when the individual signature of the President or the Chief Executive Officer shall be permitted, subject to the approval of the Executive Board, pursuant to the provisions of article 23, A-11 and C-7 below; (ii) the signature of 1 (one) Executive Officer jointly with 1 (one) Attorney-in-Fact; or (iii) the signature of 2 (two) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three – Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

INCUMBENCIES OF THE EXECUTIVE OFFICERS

Art. 23 – The following are the specific incumbencies of each member of the Executive Board:

A– President:

1.	To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To supervise all of the Company’s activities and approve proposals related to the guidelines for the strategic development of it;

3.	To follow up on and supervise the implementation of the resolutions of the Board of Directors;

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 10/17

4.	To supervise and direct the activities related to the guidance, counseling and representation of legal and regulatory matter of the Company;

5.	To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company;

6.	To supervise and guide the communication activities with the media in general;

7.	To supervise and guide the marketing activities, including advertisements, sponsorships and development of the Company’s image;

8.	To supervise and guide the activities of Internal Audit;

9.	To call the meetings of the Executive Board;

10.	To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board;

11.	To perform emergency acts “ad referendum” of the Executive Board;

12.	To supervise and give orientation to the area related with the secrecy of communications;

13.	To be the chairman of the Committee of Regulatory Strategy, responsible for the definition of the strategy and to implement the management of top level relations with authorities, regulators, social entities and companies of the sector, on regulatory issues; and

14.	To develop the tax planning of the Company.

B – Vice-President of Financial Planning:

1.	To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market;

2.	To perform structured operations to raise resources in the financial and in the capital markets;

3.	To perform the macroeconomic analyses and research;

4.	To develop projects and economic-financial analysis according to the Company’s core business and others;

5.	To perform the relationship with the investors of the Company;

6.	To manage the complementary social security funds and to coordinate the merger and acquisitions projects;

7.	To perform activities related to the control of financial risks; and

8.	To perform other duties that may be assigned to him/her by the Board of Directors.

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 11/17

C – Chief Executive Officer:

1.	To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To set the operating strategy of the Company;

3.	To coordinate and supervise the activities of the Executive Officers;

4.	To set the agenda for proposing claims of operational nature, in order to support the negotiations with the regulatory agency;

5.	To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities;

6.	To call the meetings of the Executive Board;

7.	To perform emergency acts “ad referendum” of the Executive Board;

8.	To perform other duties that may be assigned to him/her by the Board of Directors.

D – Vice-President of Management Control and Finance :

1.	To develop policies and guidelines and supervise the activities related to the management and administration of purchases;

2.	To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as well as accounting, drawing up of the financial statements of the Company, balance sheets, interim balance sheets and results analysis, as well as the management and administration of financial commitments, obtain and invest funds, securities and relationship with investors and the management control of the resources of the Company;

3.	To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission – CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence;

4.	Coordinate the activities related to the control of operational risks; and

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 12/17

5.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

E – Vice-President of Network Services;

1.	To develop policies, plans and guidelines and ensure the implementation of the Company’s technological strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities;

2.	To establish a proposal of a long-term technologic strategy for network development;

3.	To set guidelines for the development of network expansion projects, according to the needs defined by the Vice-Presidency of Small and Medium Enterprises Segment, Vice-President of Residential Segment and Vice-President Of Wholesale Segment and Regulation, supervising the execution of such activities;

4.	To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant;

5.	To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities;

6.	To set guidelines for the provision, installation and maintenance of services, according to the needs of the Vice-Presidency of Small and Medium Enterprises Segment, Vice-President of Residential Segment and Vice-President Of Wholesale Segment and Regulation, supervising the execution of such activities; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

F – Vice-Presidency of Small and Medium Enterprises Segment:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to small and medium enterprises, and users of long distance services, in order to fulfill the needs of the users, clients and the market;

2.	To consolidate the business plans related to the segments of small and medium enterprises and users of long distance services, taking into consideration the investments and the level of service expected from the Vice-Presidency of Network;

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 13/17

3.	Coordinate the development of products related to small and medium enterprises segments; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

G – Vice-President of Residential Segment:

1.	To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities;

2.	To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network;

3.	Coordinate the development of products related to residential segment; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

H – Vice-President of Human Resources:

1.	To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, supervising the execution of such activities;

2.	To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

I – Vice-Presidency of Commercial and Administrative Services:

1.	To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company;

2.	To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation;

3.	To set policies and control activities related to systems infrastructure;

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 14/17

4.	Coordinate the activities related to the administration and maintenance of assets, fixed or not, supplies and transport, and the support activities to other areas of the Company,

5.	Coordinate the billing and collection processes and systems;

6.	Coordinate and execute the activities related with security; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

J – Vice-President of Wholesale Businesses and Regulation:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the wholesale services and interconnection with operators and providers of local, domestic and international long distance services;

2.	To develop policies, plans and guidelines and to supervise the activities related to regulation, as well as guidance that becomes necessary regarding the general support for the performance of the other areas of the Company,

3.	To represent the Company before Anatel (the National Telecommunications Agency) and other regulatory bodies, assessing the policies and objectives of the regulatory body

4.	To participate of the Committee of Regulatory Strategy:

5.	To develop policies and guidelines and ensure the implementation of activities related to the Company’s operational strategy planning and coordination, supervising the execution of such activities;

6.	Coordinate the development of new businesses; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

CHAPTER VI – AUDIT COMMITTEE

Art. 24 – The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

Paragraph One – The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 15/17

each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

Paragraph Two – In the event of a vacancy for an office on the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders’ meeting shall be called in order to elect the substitutes.

Paragraph Three – The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by calling notice from the Chairperson of the Board of Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

Paragraph Four – The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the calling notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

CHAPTER VII – FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 25 – The fiscal year shall coincide with the calendar year, with balance sheets being prepared annually, six-monthly or quarterly.

ALLOCATION OF PROFITS

Art. 26 – Removed.

Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

Paragraph One – From the net income for the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders.

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 16/17

Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 28 – The Company may declare, by resolution of the Board of Directors, dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

Sole Paragraph – Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

Art. 29 – By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the general shareholders’ meeting.

CHAPTER VIII – GENERAL PROVISIONS

Art. 30 – The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders’ Meeting to determine the form of liquidation and to appoint the liquidator.

Art. 31 – Approval by the Company, through its representatives, of amalgamation, spin-off, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

Art. 32 – For all contingencies that are not covered in these Bylaws, the Company shall be governed by applicable law.

Bylaws of Telecomunicações de São Paulo S.A – TELESP, restated and approved according to the resolutions taken in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

Pg. 17/17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: May 09, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director